January 7, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Gorilla Technology Group Inc.
Registration Statement on Form F-1
File No. 333-262064

Ladies and Gentlemen:

Gorilla Technology Group Inc., a Cayman Island exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-262064) filed on January 7, 2022 (the “Registration Statement”).

Due to a technical error the Registration Statement was filed under the wrong form type and as such should be withdrawn.

Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

Thank you for your assistance in this matter. Please contact David A. Bartz of K&L Gates LLP, counsel to the Company, at (615) 780-6743 if you have any questions or concerns regarding this matter.

Gorilla Technology Group Inc.

By	/s/ Ming-Hsing Yen
Name: Ming-Hsing Yen Title: Senior Vice President of Finance

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP